Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial/Science/Medical Editors:
    Vasogen Plans Confirmatory Study of Celacade(TM) in Chronic Heart
    Failure to Support U.S. Regulatory Approval

    MISSISSAUGA, ON, Sept. 17 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today announced plans for a confirmatory study that would support an application for regulatory approval in the United States of its Celacade technology for the treatment of patients with NYHA Class II heart failure. The planned trial design indicates that as few as 300 patients could provide sufficient data to confirm the finding of the phase III ACCLAIM trial which demonstrated a 39% reduction (p equals 0.0003) in the risk of death or cardiovascular hospitalizations for the large pre-specified subgroup of 689
NYHA class II heart failure patients.
    "We are extremely pleased with the proposed design for a confirmatory trial of Celacade in patients diagnosed with NYHA Class II heart failure. For the purpose of obtaining U.S. regulatory approval, an adaptive trial design utilizing a Bayesian statistical approach provides us with the possibility of confirming our earlier results with as few as 300 patients," commented Chris
Waddick, President and CEO of Vasogen. "We are now preparing to meet with the
FDA, with the objective of obtaining formal FDA agreement with respect to our proposed trial design prior to the end of the year. Furthermore, we continue to be on track for the initial commercialization of Celacade by year-end in the European Union, where Celacade has already received CE Mark regulatory approval for the treatment of NYHA Class II heart failure."
    In May, Vasogen met with the FDA to review the ACCLAIM trial data, which demonstrated a 39% reduction (p equals 0.0003) in the risk of death and cardiovascular hospitalizations for the large pre-specified subgroup of 689
NYHA class II heart failure patients. As a result of the meeting, the FDA strongly recommended that Vasogen conduct a confirmatory study to support a
U.S. Pre-Market Approval filing for Celacade for NYHA Class II heart failure patients and also recommended that the Company consider utilizing a Bayesian approach. This approach involves a trial design methodology that allows utilization of prior trial results to contribute to the statistical power of a confirmatory study and therefore provides the opportunity to significantly reduce the number of required patients, as well as the cost and duration of the study. As a result of the FDA's recommendations, Vasogen retained Berry
Consultants and Dr. Donald A. Berry, Head, Division of Quantitative Sciences
and Chairman, Department of Biostatistics, The University of Texas MD Anderson
Cancer Center, and a world recognized authority in the area of Bayesian and adaptive trial design, to assist with the development of a confirmatory study.
The proposed trial design indicates that as few as 300 patients could provide sufficient data to confirm the finding of the ACCLAIM trial. Furthermore, the use of an adaptive clinical trial design also provides the flexibility to increase the sample size up to 600 patients should additional data be required.
    As in Vasogen's ACCLAIM study, it is expected that the primary endpoint of the planned study will be death or first cardiovascular hospitalization.
The double-blind, placebo-controlled study is also expected to have similar inclusion/exclusion criteria as ACCLAIM, with all patients on standard-of-care medication for heart failure. If successful, this trial is expected to support an application for regulatory approval in the United States of Vasogen's
Celacade technology for the treatment of patients with NYHA Class II heart failure. The final study design and sample size are subject to approval by the
FDA. The Company is in the process of establishing a Steering Committee that will provide input to the final study design, which will then be subject to approval by the FDA.
    Heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating syndrome in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. According to the Heart Failure Society of
America, heart failure is the only major cardiovascular disease with prevalence and incidence on the rise. Heart failure, which is now often referred to as an epidemic, is estimated to affect 12 million individuals in
North America and Europe, and an estimated 4.4 million have NYHA Class II symptomatic impairment.

    About Celacade:

    Therapy utilizing the Celacade technology targets the inflammation underlying chronic heart failure and other cardiovascular diseases.
Inflammation is a normal response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells release a number of factors, including cytokines -
potent chemical messengers that modulate inflammation and facilitate the healing process. While this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to a number of serious medical conditions.
    During a brief outpatient procedure, a small sample of a patient's blood is drawn into Vasogen's Celacade single-use disposable cartridge and exposed to controlled oxidative stress utilizing Vasogen's proprietary Celacade medical device technology. Oxidative stress is a factor known to initiate apoptosis, a physiologic process that is inherently anti-inflammatory. The treated blood is then administered to the same patient intramuscularly. An initial course of treatment comprising three consecutive outpatient procedures is administered over a two-week period, and treatments are continued once per month thereafter.

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
technology, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade(TM) is in late-stage development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication.
Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders and is preparing to advance VP025, the lead drug candidate from this new class, into phase II development.

    Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trails, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the
Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information
Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com/investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 07:56e 17-SEP-07